SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2011

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): NA

ON TRACK INNOVATIONS LTD.

6-K ITEM

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant)

By:	/s/ Oded Bashan
Oded Bashan
Chief Executive Officer and Chairman

Date: April 12, 2011

Press Release

For Immediate Release

OTI is Establishing a Leading Position in the Growing
Contactless Payments Market in Poland

- Provided more than 7,000 Contactless Readers
- ASEC (OTI’s Wholly Owned Subsidiary in Poland) Has Established Relationships with Multiple Chain Stores and Acquirers Throughout Country

ISELIN, N.J., April 12, 2011 – On Track Innovations Ltd., (OTI) (NASDAQ-GM: OTIV), a global leader in contactless smart card solutions, today announced that it has supplied over 7,000 contactless payments readers to support the growing contactless payments market in Poland.

The company’s wholly owned Polish subsidiary, ASEC S.A., with offices in Krakow and Warsaw, has been working with channel partners and customers to support the growing Polish market. Clients include acquirer e-Service, a wholly owned subsidiary of PKO BP Bank which provides solutions to coffee shops, pharmacies, department stores and animal supply stores among others. Another major customer is Zabka Polska S.A., the largest convenience store chain in the country with more than 2,200 locations.

As published before, ASEC was the first to introduce contactless payments for mass transit in Poland. As an operator of the Warsaw City Card, ASEC provides customers with the option to load their contactless ticket and pay for it with the same contactless card on ASEC’s ticket vending machines.

OTI readers are built in various configurations: countertop reader for indoor usage (Saturn 6000), mounted reader for outdoor and vending (Saturn 6500) and OEM readers for integration into POS terminals.

OTI offers in-house production capabilities with ISO 9001:2000 and ISO 16949:2002 certified, MasterCard TQM manufacturing facilities, UL and FCC approved products. Coupled with unique IP and know-how and its matched antenna patent, OTI’s readers provide unparallel quality and performance to customers.

OTI’s readers support major financial contactless programs including ISO 14443 Payment Implementation (EMVCo), MasterCard PayPass, Visa PayWave, American Express ExpressPay, Discover Zip, MIFARE, ISO 15693, NFC and other proprietary systems and can read a variety of sources including cards, key fobs, smart stickers and NFC-enabled mobile phones.

OTI’s Saturn 6000 reader, deployed throughout Poland, is stylishly designed and is available in multiple colors each sporting a large LCD display. It allows for configurable images, and programmable lines of characters in multiple languages. The unit’s plug-and-play design and small footprint allows for easy installation and multiple configurations; it can be placed on a countertop, wall-mounted or lie flat.

The Saturn 6500 is a secured contactless reader built specifically for the outdoor market, providing a quick and easy solution to support electronic payments. The Saturn 6500 provides a convenient payment method for both magnetic stripe and contactless card holders, in one small stylish enclosure. The reader’s modular design makes it easy to install, with various connection options, making the Saturn 6500 a perfect solution for vending machines, pay-at-the-pump and drive-thru applications.

About OTI
Established in 1990, OTI (NASDAQ-GM: OTIV) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, payments, mass transit ticketing, parking and loyalty programs. OTI has a global network of regional offices to market and support its products. The company was awarded the Frost & Sullivan 2005 and 2006 Company of the Year Award in the field of smart cards.

For more information on OTI, visit www.otiglobal.com, the content of which is not part of this press release.

Safe Harbor for Forward-Looking Statements:

This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Whenever we use words such as "believe," "expect," "anticipate," "intend," "plan," "estimate" or similar expressions, we are making forward-looking statements. Because such statements deal with future events and are based on OTI's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding our goals, beliefs, future growth strategies, objectives, plans or current expectations such as those regarding the growing of the contactless payment market in Poland,. Forward-looking statements could be impacted by market acceptance of new and existing products and our ability to execute production on orders, as well as the other risk factors discussed in OTI's Annual Report on Form 20-F for the year ended December 31, 2010 , which is on file with the Securities and Exchange Commission. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Except as otherwise required by law, OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

OTI Contact:	Investor Relations:	Media Relations:
Galit Mendelson	Miri Segal	Christa Conte/Jules Abraham
Vice President of Corporate Relations	MS-IR LLC	Feintuch Communications
732 429 1900 ext. 111	917-607-8654	212-808-4902/212-808-4901
galit@otiglobal.com	msegal@ms-ir.com	oti@feintuchpr.com